# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boxlight Corporation, CIK 0001624512
CUSIP: 103197307
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2750 Premiere Parkway, Suite 900, Duluth, Georgia (GA), 30097
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001580415-25-000007
Filed by CIK 0001580415

## Reporting persons
- Kazazian Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 157,477; sole dispositive power 0; shared dispositive power 157,477; aggregate amount beneficially owned 157,477 (2.9% of the class)
  Comment: Please see note in Item 4(a).
- Kazazian Capital Master Fund, L.P.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 157,477; sole dispositive power 0; shared dispositive power 157,477; aggregate amount beneficially owned 157,477 (2.9% of the class)
  Comment: Please see note in Item 4(a).
- Kirk Kazazian: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 157,477; sole dispositive power 0; shared dispositive power 157,477; aggregate amount beneficially owned 157,477 (2.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Boxlight Corporation
Address of issuer's principal executive offices:
2750 Premiere Parkway, Suite 900
Duluth, Georgia 30097

## Item 2. Person Filing
Name of person filing:
Kazazian Asset Management, LLC
Kazazian Capital Master Fund, L.P.
Kirk Kazazian
Address of principal business office or, if none, residence:
188 NURMI DRIVE
FORT LAUDERDALE, FL 33301
Citizenship:
Kazazian Asset Management, LLC - Delaware
Kazazian Capital Master Fund, L.P. - Cayman Islands
Kirk Kazazian - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kazazian Asset Management, LLC - 2.9%
Kazazian Capital Master Fund, L.P. - 2.9%
Kirk Kazazian - 2.9%

The Class A Common Stock (the "Shares") of Boxlight Corporation (the "Issuer") reported herein represents Shares held directly by Kazazian Capital Master Fund, L.P. (the "Fund"). Kazazian Asset Management, LLC serves as the investment adviser (the "Adviser") to the Fund. Kirk Kazazian is the control person of the Adviser ("Control Person" and collectively with the Fund and the Adviser, "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein. The percentages herein are calculated based upon a statement in the Issuer's Prospectus, filed on September 25, 2025, indicating that there are 5,512,319 Shares issued and outstanding as of the date of the filing.
Percent of class:
Kazazian Asset Management, LLC - 2.9%
Kazazian Capital Master Fund, L.P. - 2.9%
Kirk Kazazian - 2.9%
Sole power to vote or to direct the vote:
Kazazian Asset Management, LLC - 0
Kazazian Capital Master Fund, L.P. - 0
Kirk Kazazian - 0
Shared power to vote or to direct the vote:
Kazazian Asset Management, LLC - 157,477
Kazazian Capital Master Fund, L.P. - 157,477
Kirk Kazazian - 157,477
Sole power to dispose or to direct the disposition:
Kazazian Asset Management, LLC - 0
Kazazian Capital Master Fund, L.P. - 0
Kirk Kazazian - 0
Shared power to dispose or to direct the disposition:
Kazazian Asset Management, LLC - 157,477
Kazazian Capital Master Fund, L.P. - 157,477
Kirk Kazazian - 157,477

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kazazian Asset Management, LLC: /s/ Kirk Kazazian, Kirk Kazazian, Chief Compliance Officer (11/12/2025)
- Kazazian Capital Master Fund, L.P.: /s/ Kirk Kazazian, Kirk Kazazian, Authorized Signatory (11/12/2025)
- Kirk Kazazian: /s/ Kirk Kazazian, Kirk Kazazian (11/12/2025)